Exhibit 9

Valuation Report

Telecomunicacoes de Sao Paulo S.A.
Vivo Par S.A.

CONFIDENTIAL | 18 March 2011

Disclaimer

1.   Banco Santander (Brasil) S.A. ("Santander") was engaged by Telecomunicacoes de Sao Paulo S.A. ("Telesp") at the request of Telesp's independent committee ("Committee"), the creation of which complies with the guideline opinion No. 35 of the Comissio de Valores Mobiliarios (Brazilian Securities
     Commission) ("CVM"), of 1(st) September 2008 ("CVM Opinion No. 35"), to
     provide financial assistance to the Committee regarding the merger of shares of Vivo Participacoes S.A. ("Vivo Par" and, jointly with Telesp,
     "Companies") into Telesp ("Transaction"), in accordance with the material fact disclosed on December 27, 2010, considering that the Transaction is about a merger of shares involving companies under common control.

2.   The purpose of the engagement of Santander is to assist the Committee in its activities and prepare a valuation report ("Valuation Report")
     consolidating the analyses carried out within this work scope and, based on such analysis, indicating a range for the definition of the exchange ratio of the shares issued by the Companies in the scope of the Transaction.

3.   The Valuation Report is an intellectual property owned by Santander, and was exclusively prepared by Santander to support the Committee in the analysis of the Transaction. The Valuation Report is furnished to the
     Committee in a confidential basis and should not be disclosed by the
     Companies or the Committee to third parties, nor should it be distributed, reproduced or used for any other purpose without the previous authorization in writing by Santander. Notwithstanding, this Valuation Report may be made available (i) to the Companies' shareholders in the Companies' general meetings convened to approve the Transaction; and (ii) in order to comply with legal requirements related to the Transaction.

4.   This Valuation Report was prepared exclusively in Portuguese, and, in case it is translated into another language, the Portuguese version should always prevail.

5.   The base date used in this Valuation Report is 31 December 2010.

6.   The Companies, including their subsidiaries and affiliates, were valued as independent operations ("stand alone") and the success or failure of any operation involving the Companies or any of their subsidiaries or affiliates, has not been considered in the results of this Valuation
     Report. Santander does not express any opinion about the effects that may be generated for the Companies upon the conclusion of any operation involving the Companies or any of their subsidiaries or affiliates, and does not assume any responsibility related to the result of the
     Transaction.

7.   Santander has not and does not make any express or implied recommendation regarding the definition of the exchange ratio of the shares issued by Vivo
     Par for new shares issued by Telesp in the scope of the Transaction, which shall be proposed by the Companies' management and subject to the approval of their respective shareholders general meetings. Additionally, Santander has not and does not make any express or implied recommendation regarding the consideration of potential synergies that may be generated upon the conclusion of the Transaction within the definition of the exchange ratio of the shares issued by the Companies, which shall be proposed by the
     Companies' management and subject to the approval of their respective shareholders general meetings. Moreover, Santander has not and does not make any express or implicit recommendation regarding the structure of the
     Transaction, the specific amount involved, the contractual terms and conditions of the Transaction and any other aspects related to the
     Transactions.

Free translation for your convenience The original in Portuguese shall always prevail.

                                                           STRICTLY CONFIDENTIAL

Disclaimer

8.   This Valuation Report did not take into account previous valuations of the
     Companies or their subsidiaries, affiliates or any securities issued by the
     Companies as carried out by Santander or any other institution within the context of any operations, offers or past negotiations involving the
     Companies, or any of their subsidiaries or affiliates. While preparing this
     Valuation Report, Santander concentrated exclusively on the economic and financial valuation of the Companies.

9.   This Valuation Report does not constitute a judgment, opinion or recommendation to the Company management or shareholders, or to the
     Committee or any third parties, regarding the suitability and timeliness of the Transaction or the decision regarding its execution, nor is it intended to serve as the basis for any investment or disinvestment decision.

10.  Santander does not and shall not make any express or implied representations or warranties related to the Information Supplied by the
     Companies (including studies, projections or forecasts, or assumptions and estimates on which such projections and forecasts were grounded) used in the preparation of this Valuation Report, nor does it assume any responsibility or indemnification obligation related to the accuracy, truthfulness, integrity, consistency and sufficiency of the Information
     Supplied, which is under the exclusive responsibility of the Companies.

11.  Whenever not supplied by the Companies or their Appointed Representatives
     (as defined below), the demographic, macroeconomic, regulatory, stock market and industry information relating to the Companies, their subsidiaries and affiliates included in this Valuation Report, was derived, among others, from recognized and trustworthy public sources.

12.  The information included in this Valuation Report reflects the financial condition of the Companies as of 31 December 2010, and are in accordance with the Information Supplied as provided by the Companies, so that any change in these conditions after this date, or in the Information Supplied, may alter the results presented herein. Santander is not obliged, at any time, to update, review or ratify any information included in this
     Valuation Report, or supply any additional information related to this
     Report.

13.  The Companies were valued based on methodologies of discounted cash flow and market value of their respective shares. In order to calculate the value of the shares representing the Companies' equity value ("Equity
     Value"), the net debt of the Companies was deducted from their enterprise value ("Enterprise Value") as of 31 December 2010, according to information supplied by the Companies to Santander ("Net Debt").

14.  The Companies' Net Debt informed to Santander takes into account the net financial debt balances, provisions for net contingencies, dividends and interest on own capital (to be paid and proposed), tax assets and liabilities (including present-value of expected tax benefits), and other adjustments.

Free translation for your convenience The original in Portuguese shall always prevail.

                                                           STRICTLY CONFIDENTIAL

Disclaimer

15. Santander's valuation activities were based, among others, on the following information or documents made available by the Companies whether in writing or during the discussions with the appointed representatives ("Appointed Representatives"), until 17 March 2011 (jointly, the "Information Supplied"): (i) historical financial and operating information of the Companies; (ii) the Companies' ownership structure; and (iii) the Companies' business plans as of 3 February 2011 ("Business Plans"). While preparing this Valuation Report, Santander took into account other aspects it considered necessary, including judgment about economic, monetary and market conditions. All the Information Supplied (and specifically the Business Plans) used were discussed with the Appointed Representatives during the preparation of the Valuation Report and the specific meetings held on 2 and 3 February 2011.

16. Santander presumes and relies on the accuracy, truthfulness, integrity, consistency and sufficiency of the Information Supplied, whether in writing; during the discussions with the Appointed Representatives; or for being publicly available.

17. Santander does not assume any responsibility for the accuracy, truthfulness, integrity, consistency and sufficiency of the Information Supplied or the way it was prepared. According with the information supplied by the Companies to Santander: (i) the Information Supplied or which, somehow, was made available to Santander by the Companies or their Appointed Representatives is comprehensive, accurate and sufficient, (ii) the Information Supplied or which, somehow, was made available or discussed with Santander, was reasonably prepared and reflects the best estimates and valuations as of the period when it was made available, as well as the best judgment on the part of the Companies' management as to their future financial performance and (iii) since the date of delivery of the Information Supplied until present, the Companies have not been aware of any information that may cause material impacts on their businesses, financial condition, assets, liabilities, business prospects, trade transactions or the quantity of shares issued by the Companies. Also, the Companies are not aware of any other significant fact that may change the future of the Companies and of the Information Supplied, or make them into incorrect or inaccurate or that may have any material effect on this Valuation Report.

18. Santander has not assumed any responsibility for conducting, nor has it conducted (i) any appraisal of the Companies' assets and liabilities, whether recorded or not (contingent or not); (ii) any review or auditing of the Financial Statements and documents that served as the basis for the calculation of the Companies' Net Debt; (iii) any technical auditing of the Companies' operations; (iv) an analysis of the Companies' solvency or fair value, in accordance with any state or federal law providing for bankruptcy, insolvency or similar issues; or (v) any physical inspection of the properties, installations or assets owned by the Companies. Santander does not provide auditing, accounting, general or strategic consultancy service or legal services. Thus, the preparation of this Valuation Report by Santander does not include any services or guidance of this nature.

19. The estimates and projections included in this Valuation Report are intrinsically subject to uncertainty and to various events or factors that are beyond the control of the Companies and of Santander, especially those depending on the occurrence of future or uncertain events. There is no guarantee that the estimates and projections used in this Valuation Report will actually occur. Actual future results may significantly differ from those suggested in this Valuation Report. Thus, Santander does not assume any responsibility or indemnification obligation in case future results are different from the estimates and projections presented in this Valuation Report. Further, Santander does not make any representation or warranty related to these estimates and projections. Santander does not assume any responsibility related to said estimates and projections, or regarding the way these estimates and projections were prepared.

Free translation provided for convenience. The original in Portuguese shall always prevail.

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

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Disclaimer

20. The preparation of this Valuation Report is a complex process that involves subjective opinions and is not susceptible to partial analyses or short descriptions. Santander does not attribute specific importance to certain factors that are considered in this Valuation Report. On the contrary, Santander carried out a qualitative analysis of the importance and relevance of all the factors considered herein. Accordingly, this Valuation Report should be analyzed as a whole, and the partial analysis of selected parts, summaries or specific aspects of this Valuation Report may result in incomplete and incorrect knowledge of the analysis carried out by Santander, as well as of the conclusions of this Valuation Report.

21. Valuation of companies and sectors also conducted by Santander may handle market assumptions differently from the approaches considered in this Valuation Report. Thus, Santander's research and other departments, as well as those of the related companies may use in their analysis, reports and publications, estimates, projections and methodologies that differ from those used in this Valuation Report, and may contain conclusions that differ from those described in this Valuation Report.

22. Santander provided, directly or through related companies, certain remunerated financial and investment services to the Companies, will continue to provide such services, and may, at any time, provide these services again. Santander is or may become, directly or through related companies, a creditor of the Companies, their subsidiaries or affiliates, as well as of the Companies' holding companies in certain financial transactions, and may increase or reduce the volume of financial transactions with these Companies.

23. During the normal course of its activities, Santander may trade in, directly or through related companies, securities issued by the Companies, their subsidiaries and affiliates, as well as their holding companies, on its own behalf or on behalf of its clients and, consequently, may, at any time, hold short or long positions related to said securities.

24. Santander declares that the Companies and their management did not direct, interfere, limited, hinder or perform any acts to restrain the access, use or knowledge of the information, assets, documents or methodologies relevant for the quality of the conclusions presented herein, nor have they determined or restricted Santander's capacity to determine the methodologies utilized to reach the conclusions presented in this Valuation Report, or restricted Santander's capacity to determine the conclusions presented herein.

25. Telesp will remunerate Santander for the services related to the preparation of this Valuation Report. The Company agreed to indemnify Santander for certain obligations and responsibilities that may derive from the contracting of the services resulting in this Valuation Report.

26. Santander represents that there are no current or potential conflicts of interest or shared interest, involving Telesp's controlling shareholder or non- controlling shareholders, or Vivo Par, or the Transaction, that may diminish the independence needed to perform the duties related to the preparation of this Valuation Report.

Free translation provided for convenience. The original in Portuguese shall always prevail.

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

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Index

I.   Executive Summary

II.  DCF Valuation

III. Market Value

IV.  Appendix

Free translation for your convenience The original in Portuguese shall always prevail.

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Executive Summary
Introduction

[]   In compliance with CVM Opinion No. 35 and as per the request of the
     Committee, Santander was retained by Telesp to support the Committee in its analysis of the Transaction announced on 27 December 2010

[]   As part of its advisory work, Santander prepared financial analyses that were discussed with the Committee and its results are summarized in this
     Valuation Report

[]   The most relevant analyses considered for the evaluation of the terms of the Transaction were the discounted cash flow (DCF) and the Market Value of the Companies' shares

     --   Both valuation methodologies are widely used as important parameters in the negotiation of M and A transactions and, therefore, the results of such analyses were considered in relation to the terms of the
          Transaction

     --   The DCF analysis does not contemplate the potential value to be derived from synergies arising from the integration of Telesp and Vivo
          Par; ie, the analysis is on a stand alone basis

[]   For the DCF analysis, Santander relied on the financial and economic projections provided by Telesp and Vivo Par: The cash flows of Telesp and
     Vivo Par were calculated based on the business plans provided by the
     Companies and their assumptions were discussed with the Companies'
     Designated Representatives in meetings on 2 and 3 February 2011

     --   The discount rates (WACC) used to calculate the midpoint of each
          Company's valuation range was calculated in nominal Reais

     --   The annual growth rate in the perpetuity was estimated at 0% in real terms for both Companies

     --   The target capital structure used for the calculation of the WACC of
          Telesp and Vivo was 20% debt

     --   The cash flows were discounted to the base date of 31 December 2010

Free translation for your convenience The original in Portuguese shall always prevail.

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Executive Summary (cont.)
Introduction

[]   To determine the DCF value of the Shares of each Company, the respective existing net debt, as of 31 December 2010, was deducted, according to information provided by the Companies

[]   The market value of the Companies' preferred shares listed in the BM and F
     Bovespa was used for the Market Value analysis

[]   The resulting exchange ratios (Telesp shares for each Vivo Par share)
     obtained according to the different valuation methodologies were:

     --   The average exchange ratio calculated based on historical prices of
          Vivo Par and Telesp's preferred shares for the three months prior to
          18 March 2011 was of 1.3911, which, considering two standard deviations, results in a range of 1.3374 to1.4448

     --   The average exchange ratio calculated based on historical prices of
          Vivo Par and Telesp's preferred shares for the twelve months prior to
          24 December 2010 was of 1.2526, which, considering two standard deviations, results in a range of 1.1687 to 1.3366

     --   According to the DCF analysis, the suggested exchange ratio results in a range of 1.2606 to 1.5514 Telesp shares for each Vivo Par share

Free translation for your convenience The original in Portuguese shall always prevail.

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Ownership structure pre-transaction

                               [GRAPHIC OMITTED]

     Telesp and Vivo Par are listed Companies that have Telefonica as their controlling shareholder

Source: Companies and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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Ownership structure post-transaction

                               [GRAPHIC OMITTED]

As a result of the Transaction, Telesp will incorporate the shares of Vivo Par and become the only listed entity for Telefonica's activities in Brazil

Source: Companies and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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Telesp valuation summary[1]

                   Market 3M until 3/18/11[2]
Enterprise value
Telesp              Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$ million
                                          DCF

                   Market 3M until 3/18/11[2]
Equity value
Telesp              Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$ million
                                          DCF

                   Market 3M until 3/18/11[2]
Share value
Telesp              Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$/share
                                          DCF

(1) Market values based on preferred share prices of each Company and ranges determined based on the average of the period +/- standard deviation

(2) Values adjusted by the proposed dividends of each Company

Source: Companies and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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Vivo Par valuation summary[1]

                   Market 3M until 3/18/11[2]
Enterprise value
Vivo Par            Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$ million
                                          DCF

                   Market 3M until 3/18/11[2]
Equity value
Vivo Par            Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$ million
                                          DCF

                   Market 3M until 3/18/11[2]
Share value
Vivo Par            Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$/share
                                          DCF

(1) Market values based on preferred share prices of each Company and ranges determined based on the average of the period +/- standard deviation

(2) Values adjusted by the proposed dividends of each Company

Source: Companies and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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Suggested exchange ratio summary[1]

                           Market 3M until 3/18/11[2]
Share price
Telesp                      Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$/share
                                                  DCF

                           Market 3M until 3/18/11[2]
Share price
Vivo Par                    Market 12M until 12/24/10          [GRAPHIC OMITTED]
R$/share
                                                  DCF

                           Market 3M until 3/18/11[2]
Exchange
ratio                       Market 12M until 12/24/10          [GRAPHIC OMITTED]
Telesp shares for each
                                                  DCF
Vivo Par share
                       Likely range for negotiation[3]

(1) Market values based on preferred share prices of each Company and ranges determined based on the average of the period +/- standard deviation
(2) Values adjusted by the proposed dividends of each Company
[3] Based on sensitivity analysis on DCF

Source: Companies and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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Index

I.   Executive Summary

II.  DCF Valuation

     a)   Valuation Methodology

     b)   Telesp

     c)   Vivo Par

III. Market Value

IV.  Appendix

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Free translation for your convenience The original in Portuguese shall always prevail.

DCF assumptions for both Companies

Valuation base date  [] 31 December 2010

                     [] Calendar years 2011 to 2019
Forecast period      [] Constant growth in perpetuity after 2019

Valuation            [] Discounted cash flow (DCF) based on the Companies' unlevered free cash flow to firm and their
methodology             weighted average cost of capital (WACC)

Cash flow estimation [] Free cash flows estimated based on the Companies Business Plans

Currency             [] Nominal Brazilian Reais (R$)

                     [] Weighted average cost of capital estimated based on the Capital Asset Pricing Model --CAPMand
WACC                    adjusted to country risk

Residual value       [] Growth rate after the last forecast period estimated based on the Business Plans

Source: Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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DCF methodology

Discounted free cash flow methodology

[]   The DCF methodology measures the value of a business as the net present value of its future cash flows, discounted by its respective WACC (weighted average cost of capital)

[]   Free Cash Flows are defined as follows:

Earning before interest and taxes (EBIT)
+ Depreciation and amortisation
- Earning before interest, taxes, depreciation and amortisation (EBITDA)
- Corporate tax and social contribution on EBIT
- Capital expenditures (Capex) +/- Changes in working capital
--------------------------------------------
- Free cash flow

Source: Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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DCF methodology (cont'd)
WACC: definition

Weighted average cost of capital (WACC)

[]   The DCF valuation model determines the value of a company discounting its future FCFs by its WACC (weighted average cost of capital) . WACC is determined as the weighted average of a company's costs of equity and debt capital, according to its capital structure and it is directly related to the risk associated to its future cash flows

[]   WACC is determined as the weighted average cost of equity and debt capital of a company. Such costs of equity and debt are weighted according to the company's capital structure, as shown below:

[GRAPHIC OMITTED]

D : Net Debt
E : Economic value of equity
Re : Cost of Equity
Rd : Cost of net debt after taxes ( IR and CSLL)

[]   The methodology adopted by Santander consists of calculating the WACC in nominal US$ and the converting it to nominal R$, according to the long-term differential between USA and Brazil inflations. As aresult,theWACC in nominal R$ is used to discount forecast FCFs in nominal R$

Source: Santander

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DCF methodology (cont'd)
WACC: cost of equity (Re)

Cost of equity (Re)

[]   Our calculation of the cost of equity is derived from the CAPM (Capital
     Asset Pricing Model) formula:

[GRAPHIC OMITTED]

Re:  Cost of equity

Rf:  Risk-free rate

Rm:  Expected equity market return

[]:  Estimated beta, corresponding to the non-diversifiable risk of a company and measured by the correlation of its expected return versus the market return

Z:   Additional risk premium for companies operating in emerging countries
     (Country Risk)

Source: Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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DCF methodology (cont'd)
WACC: risk-free rate (Rf)

[]   We believe that the yield of the US government bond is the best estimate for the risk-free rate. We use the 10- year US Treasury Bond because

     --   It is a long-term fixed income security, which reflects investors'
          expectations about future returns

     --   The 10-year T-Bond, differently from the short term T-Bill, is not used as a monetary policy tool

     --   Its yield is less affected by changes in expected inflation than that of the 30-year T-bond

[]   Yield to Maturity for the three months prior to 31 Dec 2010, is 3.3% p. a

US 10-year Treasury Bond Yield to Maturity %
[GRAPHIC OMITTED]

Source: Bloomberg and Santander

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DCF methodology (cont'd)
WACC: market risk premium (Rm -- Rf)

[]   The Market Risk Premium is the additional return demanded by the investors to compensate the higher risk involved in an equity investment vis-a-vis an investment in bonds of the US Treasury (risk-free investment)

[]   An estimate of the market risk premium is the historical average spread between the return of the Standard and Poors -- 500 (S and P-500) index and the return of the long-term US treasury Bonds during the period of 1926 and
     2009

[]   Santander favours a historic period approach instead forecasting future market behaviour, once we do not believe that the market risk premium can be foreseeable beyond three or four years in the future. As themarket presents a random behaviour, historical data represent a better estimate for the future

[]   We have used the period since 1926, because:

     --   This period includes events that impacted the economic scenario, such as wars, depressions and booms, which would not be reflected if a shorter period was used

     --   Variations in the risk premium are random. Therefore, to use long-term historical data is considered the best way to estimate the risk premium future behaviour

[]   We have used a market risk premium of 6.7% (the arithmetic mean for the period)

Source: Ibbotson and Santander

Free translation for your convenience The original in Portuguese shall always
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DCF methodology (cont'd)

WACC: beta

[]   Beta measures the market risk / systematic risk / non-diversifiable risk.
     It is a coefficient that attempts to indicate to what extent the volatility of a company's share price may be explained by the volatility in the market portfolio

[]   Beta is calculated through a linear regression between the series of variations in share prices and the series of variations in the market portfolio (index)

[]   Beta is composed of operational and financial risk. In order to factor the operational risk of the business, the beta is unlevered based on debt/equity capital structure and income tax rates applicable to a given company

[]   The unlevered beta for the relevant set of comparable companies is then levered to the assumed debt/equity capital structure and income tax rate for the evaluated Company

[]   To calculate the WACC for the evaluated Companies involved in the
     Transaction, we chose to use the unlevered beta of each company, since both are have liquid stocks and present low linear regression standard errors.
     These betas were re-leveraged according to their target capital structure and to its applicable marginal tax rate

Source: Santander

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DCF methodology (cont'd)
WACC for Telesp DCF valuation was 11.9%

Cost of equity
US$ nominal (except where stated otherwise)
[GRAPHIC OMITTED]

[1]   3-month average yield to maturity of a 10-year US Treasury Bond (until dec/10)

[2]   3- month average of the EMBI+ sovereign spread Brazil (until dec/10)

[3]   Ibbotson - Arithmetic mean, 1926-2009

[4]   Considering Telesp unlevered beta of 0.74

Weighted average cost of capital (WACC)
US$ nominal (except where stated otherwise)
[GRAPHIC OMITTED]

[1]  Considering a corporate tax rate of 34% and an average cost of debt of 7.0%

[2]  Considering target capital structure

Source: Bloomberg, Focus and Santander

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prevail.

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DCF methodology (cont'd)
WACC for Vivo Par DCF valuation was 13.2%

Cost of equity
US$ nominal (except where stated otherwise)
[GRAPHIC OMITTED]

[1]  3-month average yield to maturity of a 10-year US Treasury Bond (until dec/10)

[2]  3- month average of the EMBI+ sovereign spread Brazil (until dec/10)

[3]  Ibbotson - Arithmetic mean, 1926-2009 [] Considering Vivo Par unlevered beta of 0.94

Weighted average cost of capital (WACC)
US$ nominal (except where stated otherwise)
[GRAPHIC OMITTED]

[1]  Considering a corporate tax rate of 34% and an average cost of debt of 7.0%

[2]  Considering target capital structure

Source: Bloomberg, Focus and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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DCF methodology (cont'd)

Terminal value and growth in perpetuity

[]   The life of a company is considered as an on going concern. However, we can not accurately forecast the future cash flows beyond a certain period of time. Therefore, part of the enterprise value of a company, usually referred to as terminal value, is derived from the cash flows of the years subsequent to the last year of the projection period

[]   Calculation of the terminal value is accomplished by applying an annual constant growth rate to the free cash flow of the year following the last year of the projected period. The free cash flows will grow at this growth
     (terminal growth rate) rate ad infinitum

[]   Given that the cash flows were projected innominal terms, the growth rates in perpetuity adopted for the valuation mid-range of each Company are the following:

     --   Telesp and Vivo Par have real growth equal to zero into perpetuity

     --   For both companies the long term inflation in Brazil assumed was 4%

Source: Focus and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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Macroeconomic assumptions

Macroeconomic assumptions
-------------------------------- ----- ----- ----- ----- ----- ----- ----- ----- -----
                                 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E
Brazil
Inflation IPC-A (%) - Year       5.4%  4.5%  4.5%  4.5%  4.5%  4.5%  4.5%  4.5%  4.5%
Inflation IGP-M (%) - Year       4.4%  4.0%  4.0%  4.0%  4.0%  4.0%  4.0%  4.0%  4.0%
Average Selic (%)               12.1% 11.6% 10.5% 10.5% 10.5% 10.5% 10.5% 10.5% 10.5%
Average TJLP (%)                 6.0%  6.0%  5.5%  5.0%  5.0%  5.0%  5.0%  5.0%  5.0%
Real GDP Growth (%)              4.4%  4.0%  4.0%  4.0%  4.0%  4.0%  4.0%  4.0%  4.0%
Exchange Rate - Average (R$/US$) 1.75  1.77  1.83  1.88  1.93  1.98  2.04  2.09  2.15
Exchange Rate - EoP (R$/US$)     1.73  1.80  1.85  1.90  1.95  2.01  2.06  2.12  2.18
-------------------------------- ----- ----- ----- ----- ----- ----- ----- ----- -----
EUA
CPI USA                          1.0%  1.7%  3.0%  3.0%  3.0%  2.5%  2.5%  2.5%  2.0%

Source: Telefonica, Focus and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

                                       25
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Index

I. Executive Summary

II. DCF Valuation

 a) Valuation Methodology

 b) Telesp

 c) Vivo Par

III. Market Value

IV. Appendix

Free translation for your convenience The original in Portuguese shall always prevail.

                                       26
                                                           STRICTLY CONFIDENTIAL

Telesp DCF valuation
Main assumptions

            [] Stable share of net-adds
Connections [] Churn rates stabilisation in the long term due to increased in double and triple-play bundles
            [] Client voice:
Revenues           Monthly fees and local fixed-to-fixed traffic: ARPU reduction due to pressures on the product mix , traffic migration from F-F to M-M
                -- Fixed-to-mobile traffic and long distance:
                    [] MOU: continuity of reduction trend with future stabilisation
                    [] ARPM: reduction in line with VU-M trend
                -- VAS and other: maintenance of ARPU trends and future stabilisation
            [] Other voice revenues:
                -- SMP: growth in total minutes in line with overall mobile market growth; tariff reduction in line with
                   VU-M reduction; margin maintenance
                -- TUP: ARPU stabilisation
                -- Interconnection: growth in total minutes in line with growth in overall telecommunications market in Sao Paulo; tariff reduction in line with TU-RL trend
            [] Broadband: ARPU stabilisation trend, using faster connections to compensate worse mix of new connections
            [] TV: small ARPU increase due to new HD channels and mix improvements (IPTV becomes more relevant in the mix)
            [] Data/IT: growth in line with market share trends
Source: Telesp

Free translation for your convenience The original in Portuguese shall always prevail.

                                       27
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Telesp DCF valuation (cont'd)
Main assumptions

                   [] Interconnection: VU-M and TU-RL reduction
Costs and expenses [] Compensation: in-sourcing of employees; benefits from real efficiencies; stable as % of net revenues
                   [] Bad-debt: stable as % of net revenues
                   [] Advertising: stable as % of net revenues
                   [] TV content: reduction of unit costs when Telesp reaches threshold number of clients (economies of scale) and price increases in line with inflation
                   [] Sales: efficiency gains, in particular with channel mix improvement, and increase in bundled offerings
                      (single contract)
                   [] Operating: Fixed costs and variable unit costs undergo initial increases to enable compliance with higher quality standards
                   [] Tax rate: 34% (IR and CSLL)
Taxes
                   [] Tax benefits in line with forecasts for tax utilisation of goodwill
Goodwill

Source: Telesp

Free translation for your convenience The original in Portuguese shall always prevail.

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Telesp DCF valuation (cont'd)

Main operating indicators

Client voice -- Average subs
Million subs
[GRAPHIC OMITTED]

Broadband -- Average subs
Million subs
[GRAPHIC OMITTED]

Pay-TV -- Average subs
Million subs
[GRAPHIC OMITTED]

Free translation for your convenience The original in Portuguese shall always prevail.

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                                                           STRICTLY CONFIDENTIAL

Source: Telesp

Telesp DCF valuation (cont'd)
EBITDA and capex

EBITDA and EBITDA margin
R$ million / %
[GRAPHIC OMITTED]

Capex and capex / net revenues
R$ million / %
[GRAPHIC OMITTED]

Source: Telesp

Free translation for your convenience The original in Portuguese shall always prevail.

                                       30
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Telesp DCF valuation (cont'd)

Free translation provided for convenience. The original in Portuguese shall always prevail.

Telesp DCF valuation summary
R$ million

	2011	2012	2013	2014	2015	2016	2017	2018	2019
Net Revenues	**16,082.0**	**16,218.4**	**16,454.8**	**16,883.3**	**17,406.7**	**17,932.7**	**18,433.8**	**18,894.7**	**19,313.6**
EBITDA	**5,375.6**	**5,459.9**	**5,607.3**	**6,059.0**	**6,370.0**	**6,649.3**	**6,894.5**	**7,087.0**	**7,246.0**
EBITDA margin	*33.4%*	*33.7%*	*34.1%*	*35.9%*	*36.6%*	*37.1%*	*37.4%*	*37.5%*	*37.5%*
(-) Depreciation&Amortisation	(2,021.9)	(1,883.8)	(1,787.1)	(1,744.1)	(1,772.1)	(1,844.7)	(1,944.0)	(2,023.0)	(2,109.5)
EBIT	**3,353.8**	**3,576.1**	**3,820.2**	**4,314.9**	**4,597.9**	**4,804.6**	**4,950.5**	**5,064.0**	**5,136.5**
(+) Depreciation&Amortisation	2,021.9	1,883.8	1,787.1	1,744.1	1,772.1	1,844.7	1,944.0	2,023.0	2,109.5
(-) Taxes	(1,140.3)	(1,215.9)	(1,298.9)	(1,467.1)	(1,563.3)	(1,633.6)	(1,683.2)	(1,721.8)	(1,746.4)
(-) CapEx	(2,500.0)	(2,657.4)	(2,799.7)	(2,768.8)	(2,531.5)	(2,457.5)	(2,368.7)	(2,358.2)	(2,386.7)
(+) Change in Working Capital	250.9	6.8	23.9	(86.0)	(129.7)	(55.7)	(52.2)	(9.1)	11.7
Free Cash Flow	**1,986.3**	**1,593.4**	**1,532.7**	**1,737.2**	**2,145.6**	**2,502.6**	**2,790.5**	**2,998.0**	**3,124.6**

Enterprise Value	**27,909.3**
Financial Net Debt	296.9
Net Provisions for Contingencies	(585.6)
Dividends and Interest on Equity[1]	2,145.0
Differed Taxes and TLCF[2]	(541.0)
Other Adjustments[3]	(282.8)
Equity Value	**26,876.9**
Number of Shares	505.8
Price per Share (R$/share)	**53.13**

1 Includes proposed dividends
2 Deferred tax assets related to contingent liabilities, retirement plans, equipment and inventory losses, *lei da inovação*, other temporary differences, other provisions, and foreign exchange gains/losses and net present value of tax benefits in connection with goodwill amortisation (TVA, DTBH and DABR)
3 Includes recoverable taxes, investments and other assets/liabilities
Source: Santander

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

31

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Telesp DCF valuation (cont'd)
Sensitivities

Enterprise Value
R$ million

                                                   WACC (R$ nominal terms)

                                         11.6%    11.8%    11.9%    12.0%   12.1326%
                                  0.3%  29,492.8 28,983.7 28,491.6 28,015.5 27,554.7
                                  0.1%  29,171.2 28,675.3 28,195.6 27,731.3 27,281.7
--------------------------------- ----- -------- -------- -------- -------- --------
                                  0.0%  28,860.6 28,377.2 27,909.3 27,456.3 27,017.4
Perpetuity Growth - Real Terms   -0.1%  28,560.4 28,088.9 27,632.4 27,190.1 26,761.4
                                  ----- -------- -------- -------- -------- --------
                                  -0.3% 28,270.0 27,810.0 27,364.3 26,932.3 26,513.3
Equity value
R$ million
                                                   WACC (R$ nominal terms)

                                         11.6%    11.8%    11.9%    12.0%    12.1%
                                  0.3%  28,460.4 27,951.3 27,459.2 26,983.1 26,522.3
                                  0.1%  28,138.8 27,642.9 27,163.2 26,698.9 26,249.3
                                  0.0%  27,828.2 27,344.8 26,876.9 26,423.9 25,985.0
Perpetuity Growth - Real Terms   -0.1%  27,528.0 27,056.5 26,600.0 26,157.7 25,729.0
                                 -0.3%  27,237.6 26,777.6 26,331.9 25,899.9 25,480.9
Value per share
R$/share
                                               WACC (R$ nominal terms)
                                        11.6% 11.8% 11.9% 12.0%  12.1%
                                  0.3%  56.26 55.26 54.28 53.34  52.43
                                  0.1%  55.63 54.65 53.70 52.78  51.89
                                  0.0%  55.01 54.06 53.13 52.24  51.37
Perpetuity Growth - Real Terms   -0.1%  54.42 53.49 52.59 51.71  50.86
                                 -0.3%  53.85 52.94 52.06 51.20  50.37

              EV/EBITDA 2011E
                                          WACC (R$ nominal terms)
                                      11.6% 11.8% 11.9% 12.0%  12.1%
                                0.3%  5.5x  5.4x  5.3x  5.2x   5.1x
                                0.1%  5.4x  5.3x  5.2x  5.2x   5.1x
                                0.0%  5.4x  5.3x  5.2x  5.1x   5.0x
Perpetuity Growth - Real Terms -0.1%  5.3x  5.2x  5.1x  5.1x   5.0x
                               -0.3%  5.3x  5.2x  5.1x  5.0x   4.9x

Source: Santander
Free translation for your convenience The original in Portuguese shall always prevail.

                                       32
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Index

I. Executive Summary

II. DCF Valuation

 a) Valuation Methodology

 b) Telesp

 c) Vivo Par

III. Market Value

IV. Appendix

Free translation for your convenience The original in Portuguese shall always prevail.

                                       33
                                                           STRICTLY CONFIDENTIAL

Vivo Par DCF valuation

Vivo Par DCF valuation

             [] Increase in Brazil mobile penetration during the forecast period
Market
             [] Increased competitive pressure from existing players, Nextel, and MVNOs

             [] Market share loss due to increased competitive pressure from 2011 onwards
Connections

             [] Voice:
Revenues        -- MOU increase, in particular in the prepaid segment
                -- But ARPM decreases at faster rates
                -- As a result, ARPU decreases during the forecast period

             [] VAS and data:
                -- Strong ARPU growth in the pre and post-paid segments due to higher SMS volume and other mobile services (e.g. Financial services)

             [] Internet:
                -- Volume and utilisation growth levered by the broader 3G coverage and by the increased internet penetration in smartphones and development of new technologies (e.g. Tablets)
                -- Increased penetration of internet services results in ARPU reduction

Source: Vivo Par

Free translation for your convenience The original in Portuguese shall always prevail.

                                       34
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Vivo Par DCF valuation (cont'd)

Vivo Par DCF valuation

                    [] Interconnection : VU-M and TU-RL reduction
Costs and expenses  [] SMS and data: stable as % of SMS outgoing revenues
                    [] Support : increasing as % of revenues during the forecast period
                    [] Legal: FUST/FUNTTEL, Fistel TSI, Fistel TSF, concession licenses in line with prevailing regulation
                    [] Network: stable as % of services net revenues
                    [] Sales: stable as % of services net revenues
                    [] Structure : stable as % of services net revenues
                    [] Capex: includes fixed and variable investments
Capex               [] Licenses : license investments between 2011 and 2013
                    [] Tax rate: 34% Taxes
                    [] Tax loss carry-forwards : utilisation of TLCFs up to the limit of 30% of taxable profits, in line with the Company's expectations
Goodwill            [] Tax benefits in line with forecasts for tax utilisation of goodwill

Source: Vivo Par

Free translation for your convenience The original in Portuguese shall always
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                                       35
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Vivo Par DCF valuation (cont'd)
Main operating indicators

Devices/connections
Million
[GRAPHIC OMITTED]

Source: Vivo Par

Free translation for your convenience The original in Portuguese shall always prevail.

                                       36
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Vivo Par DCF valuation (cont'd)
EBITDA and capex

EBITDA and EBITDA margin
R$ million / %
[GRAPHIC OMITTED]

Capex and capex / net revenues[]
R$ million / %
[GRAPHIC OMITTED]

(1) Includes licenses Source: Vivo Par

Free translation for your convenience The original in Portuguese shall always prevail.

                                       37
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Vivo Par DCF valuation (cont'd)

Vivo Par DCF valuation
R$ million
                                     2011       2012       2013       2014       2015       2016       2017       2018       2019
Net Revenues                       20,206.2   21,241.3   21,986.6   22,765.4   23,547.2   24,401.5   25,291.6   26,155.7   27,011.7
EBITDA                              6,769.7    7,303.8    7,686.4    8,069.8    8,475.0    8,878.1    9,302.6    9,728.5   10,222.9
  EBITDA margin                       33.5%      34.4%      35.0%      35.4%      36.0%      36.4%      36.8%      37.2%      37.8%
  (-) Depreciation and Amortisation(1,871.4)  (2,270.2)  (2,565.4)  (2,685.8)  (2,787.5)  (2,974.5)  (3,179.5)  (3,280.1)  (3,358.7)
EBIT                                4,898.3    5,033.6    5,121.0    5,384.1    5,687.6    5,903.7    6,123.1    6,448.4    6,864.3
  (+) Depreciation and Amortisation 1,871.4    2,270.2    2,565.4    2,685.8    2,787.5    2,974.5    3,179.5    3,280.1    3,358.7
  (-) Taxes                        (1,665.4)  (1,711.4)  (1,741.2)  (1,830.6)  (1,933.8)  (2,007.2)  (2,081.9)  (2,192.4)  (2,333.8)
  (-) CapEx                        (3,481.8)  (3,235.0)  (3,954.6)  (2,924.4)  (3,005.6)  (3,084.9)  (3,173.4)  (3,268.0)  (3,369.0)
  (+) Change in Working Capital      (161.9)    (171.1)    (165.7)    (197.1)    (232.9)    (256.2)    (288.6)    (291.1)   (326.4)
Free Cash Flow                      1,460.6    2,186.3    1,824.9    3,117.8    3,302.7    3,529.8    3,758.8    3,976.9    4,193.7
---------------------------------- ----------

Enterprise Value                   31,678.5
Financial Net Debt                  1,779.4
Net Provisions for Contingencies     (849.8)
Dividends and Interest on Equity[1] 2,333.8
Differed Taxes and TLCF[2]         (1,528.6)
Other Adjustments[3]                  236.3
Equity Value                       29,707.4
Number of Shares                      399.6
Price per Share (R$/share)            74.34

(1) Includes proposed dividends

(2) Includes, among others, net present value from tax benefits in connection with goodwill amortisation, net present value from utilisation of tax loss carry forwards, and SUDAN/SUDENE

(3) Includes recoverable taxes, profits and revenues to be accrued, pension liabilities, investments held in guarantee, prepaid expenses and other assets/liabilities

Source: Company and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

                                       38
                                                           STRICTLY CONFIDENTIAL

Vivo Par DCF valuation (cont'd)
Sensitivities

Free translation provided for convenience. The original in Portuguese shall always prevail.

Enterprise Value
R$ million

Perpetuity Growth - Real Terms	WACC (R$ nominal terms) 12.9%	13.0%	13.2%	13.3%	13.4%
0.3%	33,199.6	32,699.4	32,213.5	31,741.2	31,282.0
0.1%	32,907.6	32,418.0	31,942.1	31,479.4	31,029.3
0.0%	32,624.2	32,144.7	31,678.5	31,225.0	30,783.7
-0.1%	32,349.0	31,879.2	31,422.2	30,977.5	30,544.7
-0.3%	32,081.5	31,621.1	31,173.0	30,736.9	30,312.2

Equity value
R$ million

Perpetuity Growth - Real Terms	WACC (R$ nominal terms) 12.9%	13.0%	13.2%	13.3%	13.4%
0.3%	31,228.5	30,728.3	30,242.4	29,770.1	29,310.9
0.1%	30,936.5	30,446.9	29,971.0	29,508.3	29,058.3
0.0%	30,653.1	30,173.6	29,707.4	29,253.9	28,812.6
-0.1%	30,377.9	29,908.1	29,451.1	29,006.5	28,573.6
-0.3%	30,110.5	29,650.0	29,201.9	28,765.8	28,341.1

Value per share
R$/share

Perpetuity Growth - Real Terms	WACC (R$ nominal terms) 12.9%	13.0%	13.2%	13.3%	13.4%
0.3%	78.15	76.90	75.68	74.50	73.35
0.1%	77.42	76.20	75.00	73.85	72.72
0.0%	76.71	75.51	74.34	73.21	72.11
-0.1%	76.02	74.85	73.70	72.59	71.51
-0.3%	75.35	74.20	73.08	71.99	70.93

EV/EBITDA 2011E

Perpetuity Growth - Real Terms	WACC (R$ nominal terms) 12.9%	13.0%	13.2%	13.3%	13.4%
0.3%	4.9x	4.8x	4.8x	4.7x	4.6x
0.1%	4.9x	4.8x	4.7x	4.7x	4.6x
0.0%	4.8x	4.7x	4.7x	4.6x	4.5x
-0.1%	4.8x	4.7x	4.6x	4.6x	4.5x
-0.3%	4.7x	4.7x	4.6x	4.5x	4.5x

Source: Santander

SANTANDER
PRESENT IN OVER 40 COUNTRIES



Santander
GLOBAL BANKING & MARKETS

39

STRICTLY CONFIDENTIAL

Index

I. Executive Summary

II. DCF Valuation

III. Market Value

IV. Appendix

Free translation for your convenience The original in Portuguese shall always prevail.

                                       40
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Historical market prices

ON ordinary shares (R$/share)
[GRAPHIC OMITTED]

[]   Vivo Par ordinary shares had their price significantly disturbed since May
     2010 by the change of control expectations in the Company (acquisition of
     50% stake in Brasilcel by Telefonica), what would trigger and mandatory tender offer (80% price)

[]   As a consequence, the implied share exchange ratio between Vivo Par and
     Telesp ON shares was significantly impacted

PN -- preferred shares (R$/share)
[GRAPHIC OMITTED]

[]   On the other hand, Vivo Par PN shares did not have their price significantly disturbed as a result of the Telefonica -- Portugal Telecom transaction and maintained stability compared to the previous 12 months and to Telesp PN shares

[]   Therefore, when analysing the implied exchange ratio between Vivo Par and
     Telesp, we consider only the PN shares of the Companies and an appropriate parameter

1) TEF's first offer for 50% of Brasilcel @ EUR 5.7 billion
2) After having its offer turned-down, TEF announces that it could attempt a hostile takeover of PT
3) TEF raises its offer by 14% to EUR 6.5 billion
4) TEF and PT agree to transaction for 50% of Brasilcel at EUR 7.5 billion

Free translation for your convenience The original in Portuguese shall always prevail.

                                       41
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Historical implied share exchange ratio

Share exchange ratio until the corporate restructuring announcement
(12/24/2010)

Vivo Part / Telesp (R$/PN share)
[GRAPHIC OMITTED]

Parameter    Exch.
             Ratio
 Max. 12M    1.4649
 Ave. 12M
+ 1 St. Dev. 1.3366
 Ave. 12M    1.2526
 Ave 12M
- 1 St. Dev. 1.1687
 Min. 12M    1.0318

PNs
  Date: 12/31/2010    1M Average 2M Average 3M Average 6M Average 12M Average Average until 12/24/10
 Price per Share (R$)
   Vivo PN                52.13      51.87      50.90      48.08      48.84         48.74
   Telesp PN              40.18      40.54      40.67      39.83      39.04         39.00
 Equity Value (R$ million)
   Vivo                  20,831     20,726     20,341     19,211      19,514        19,476
   Telesp                20,324     20,506     20,572     20,147      19,750        19,726
 Enterprise Value (R$ million)
   Vivo                  22,802     22,697     22,312     21,182      21,486        21,447
   Telesp                21,357     21,539     21,605     21,179      20,783        20,758
 Exchange Ratio
 Vivo Par/Telesp          1.30x      1.28x      1.25x      1.21x      1.25x         1.25x

Source: Bloomberg and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

                                       42
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Historical implied share exchange ratio
Share exchange ratio up to date (3/12/2010) -- last three months

Vivo Part / Telesp (R$/PN share)
[GRAPHIC OMITTED]

Parameter    Exch.
             Ratio
 Max. 12M    1.5146
 Ave. 12M
+ 1 St. Dev. 1.4448
 Ave. 12M    1.3911
 Ave 12M     1.3374
- 1 St. Dev.
 Min. 12M    1.2793
PNs
   Date: 3/18/2011    1M Average 2M Average 3M Average 6M Average 12M Average Current
--------------------- ---------- ---------- ---------- ---------- ------------ -------
 Price per Share (R$)
   Vivo PN                54.45      55.22      55.29      52.62    49.71    53.72
   Telesp PN              37.85      39.07      39.80      40.30    38.78    38.74
 Equity Value (R$ million)
-------------------------------- ---------- ---------- ---------- ------------ -------
   Vivo                  21,758     22,064     22,092     21,025   19,866    21,464
   Telesp                19,148     19,761     20,133     20,385   19,616    19,594
 Enterprise Value (R$ million)
   Vivo                  23,729     24,035     24,063     22,996   21,837    23,435
   Telesp                20,180     20,794     21,165     21,417   20,648    20,627
--------------------- ---------- ---------- ---------- ---------- ------------ -------
 Exchange Ratio
 Vivo Par/Telesp          1.44x      1.42x      1.39x      1.31x    1.28x     1.39x
Source: Bloomberg and Santander

Free translation for your convenience The original in Portuguese shall always prevail.

                                       43
                                                           STRICTLY CONFIDENTIAL

Index

I. Executive Summary

II. DCF Valuation

III. Market Value

IV. Appendix

Free translation for your convenience The original in Portuguese shall always prevail.

                                       44
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Share exchange ratio sensitivity
Changes in the share exchange ratio resulting from variations in WACC and g

                                                 Telesp - Vivo (WACC)

                      -2.54% -2.29% -2.03% -1.78% -1.52% -1.27%  -1.02% -0.76% -0.51% -0.25% 0.00%
                  2.5% 1.43x  1.48x  1.52x  1.57x  1.62x  1.66x   1.71x 1.75x  1.80x  1.85x  1.89x
                  2.3% 1.42x  1.46x  1.51x  1.55x  1.60x  1.64x   1.69x 1.74x  1.78x  1.83x  1.88x
                  2.1% 1.40x  1.44x  1.49x  1.54x  1.58x  1.63x   1.67x 1.72x  1.77x  1.81x  1.86x
                  2.0% 1.38x  1.43x  1.47x  1.52x  1.56x  1.61x   1.66x 1.70x  1.75x  1.80x  1.84x
                  1.8% 1.36x  1.41x  1.45x  1.50x  1.55x  1.59x   1.64x 1.69x  1.73x  1.78x  1.83x
                  1.6% 1.34x  1.39x  1.43x  1.48x  1.53x  1.57x   1.62x 1.67x  1.72x  1.76x  1.81x
                  1.4% 1.32x  1.37x  1.42x  1.46x  1.51x  1.56x   1.60x 1.65x  1.70x  1.75x  1.79x
                  1.3% 1.30x  1.35x  1.40x  1.44x  1.49x  1.54x   1.58x 1.63x  1.68x  1.73x  1.78x
Vivo - Telesp (g) 1.1% 1.28x  1.33x  1.38x  1.42x  1.47x  1.52x   1.57x 1.61x  1.66x  1.71x  1.76x
                  0.9% 1.26x  1.31x  1.36x  1.40x  1.45x  1.50x   1.55x 1.60x  1.64x  1.69x  1.74x
                  0.7% 1.24x  1.29x  1.34x  1.39x  1.43x  1.48x   1.53x 1.58x  1.62x  1.67x  1.72x
                  0.5% 1.22x  1.27x  1.32x  1.36x  1.41x  1.46x   1.51x 1.56x  1.61x  1.65x  1.70x
                  0.4% 1.20x  1.25x  1.30x  1.34x  1.39x  1.44x   1.49x 1.54x  1.59x  1.63x  1.68x
                  0.2% 1.18x  1.23x  1.28x  1.32x  1.37x  1.42x   1.47x 1.52x  1.57x  1.62x  1.66x
                  0.0% 1.16x  1.21x  1.25x  1.30x  1.35x  1.40x   1.45x 1.50x  1.55x  1.60x  1.65x

Source: Santander

Free translation for your convenience The original in Portuguese shall always prevail.

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                                                           STRICTLY CONFIDENTIAL